Exhibit 4.1

This Letter Agreement (the “Agreement”) dated February 6, 2017 is entered by and between Bluerock Residential Growth REIT, Inc., a Maryland corporation (the “REIT”), and Cetera Financial Group, Inc. (“Cetera”) for itself and on behalf of its broker dealer affiliates listed in Appendix A (“Cetera BDs”).

WHEREAS, the Cetera BDs have entered into a Selling Group Agreement (“SGA”) with Bluerock Capital Markets, LLC, a Massachusetts limited liability company, the Managing Broker-Dealer for the REIT’s publicly registered offering of Series B Redeemable Preferred Stock, $0.01 par value per share (the “Series B Preferred Stock”);

WHEREAS, in connection with the Cetera BDs entering into the SGA, the REIT has agreed to provide certain additional protections to the holders of Series B Preferred Stock (“Holders”) in addition to those provided under the REIT’s charter (“Charter”).

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	As used in this Agreement, (1) “Senior Stock” means any class or series of capital stock of the REIT, the terms of which expressly provide that it ranks senior to the Series B Preferred Stock with respect to priority of payment of dividends, or with respect to any other distributions or liquidation rights upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the REIT, (2) “Junior Stock” means all classes or series of the REIT’s common stock and any other class or series of capital stock of the REIT issued in the future, unless the terms of such stock expressly provide that it ranks senior to, or on parity with, the Series B Preferred Stock with respect to priority of payment of dividends, or with respect to any other distributions or liquidation rights upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the REIT, (3) “Parity Preferred Stock” means any class or series of capital stock of the REIT, the terms of which expressly provide that it ranks on parity with the Series B Preferred Stock, including the REIT’s 8.250% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share, 7.625% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share, and 7.125% Series D Cumulative Preferred Stock, $0.01 par value per share, with respect to priority of payment of dividends, or with respect to any other distributions or liquidation rights upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the REIT, and (4) “Parity Voting Preferred Stock” means shares of Parity Preferred Stock upon which voting rights have been conferred and are exercisable as provided in Section 4 below.
2.	So long as any shares of Series B Preferred Stock remain outstanding, the REIT agrees that it will maintain a Dividend Coverage Ratio (as defined below) of not less than 1.1:1 (the “Coverage Requirement”) as of the end of each calendar quarter. Within five (5) business days following the date of filing by the REIT of a Form 10-Q or 10-K, as applicable, for such calendar quarter (each, a “Testing Date”), the REIT shall deliver a written certificate to Cetera (a) certifying and demonstrating by calculation that the REIT met the Coverage Requirement as of the end of the applicable calendar quarter and (b) certifying that the REIT is reasonably expected to maintain the Dividend Coverage Ratio for the subsequent calendar quarter based solely on information known to the Chief Executive Officer, Chief Accounting Officer and Chief Financial Officer (as applicable) of the REIT as of the Testing Date (each, a “Coverage Certificate”). If the REIT is not able to make both of the certifications set forth in clauses (a) and (b) of the preceding sentence in a Coverage Certificate, following the Testing Date the REIT will not issue any additional preferred stock other than Junior Stock, and will not make any voluntary distributions on shares of common stock or any other class of Junior Stock (other than distributions required to maintain status as a REIT for tax purposes) until and unless the Coverage Requirement is certified in a subsequent Coverage Certificate.

For purposes of this Agreement, the “Dividend Coverage Ratio” shall equal:

(A)	the REIT’s Adjusted Funds from Operations (“AFFO”), calculated in accordance with commonly accepted industry standards and further adjusted to add back the expense of all preferred dividends, for the two most recent quarters, plus the sum of:

(1) the product of (a)(i) unrestricted cash on the REIT’s balance sheet as reflected in the Quarterly Filing filed at the Testing Date (the “Current Filing”), minus (ii) an amount equal to the greater of $5,000,000 or 5.0% of the amount in subclause (i)(provided, if such calculation would cause the amount to be negative, it shall instead be equal to zero), multiplied by (b) a 5.0% annualized rate of return over such quarterly period, and

(2) the product of (a)(i) unrestricted cash on the REIT’s balance sheet as reflected in the Quarterly Filing immediately preceding the Current Filing, minus (ii) an amount equal to the greater of $5,000,000 or 5.0% of the amount in subclause (i)(provided, if such calculation would cause the amount to be negative, it shall instead be equal to zero), multiplied by (b) a 5.0% annualized rate of return over such quarterly period.

over

(B)	the amount of preferred dividends required to be distributed to holders of the Series B Preferred Stock, the Parity Preferred Stock and any Senior Stock for the such quarters without any breach, default or deferral with respect to any such distributions.

3.	So long as any shares of Series B Preferred Stock remain outstanding, the REIT agrees, on behalf of itself and as general partner of Bluerock Residential Holdings, L.P., a Delaware limited partnership and the REIT’s operating partnership (“OP”), that none of the REIT, the OP or any controlled subsidiary of the REIT or the OP will not undertake any corporate action that restricts the REIT’s ability to redeem Series B Preferred Stock with shares of the REIT’s Class A common stock, $0.01 par value per share.
4.	So long as any shares of Series B Preferred Stock remain outstanding, in addition to any other vote or consent of stockholders required by the Charter, the affirmative vote or consent of a majority of the votes cast by holders of outstanding shares of Series B Preferred Stock and of Parity Voting Preferred Stock (such holders together, the Parity Holders, voting together as a single class), at a meeting at which a quorum of such Parity Holders is present (a majority of the outstanding shares of Parity Preferred Stock, present in person or by proxy, shall constitute a quorum), shall be required to authorize, create or issue, or increase the number of authorized or issued shares of, any class or series of Senior Stock, or to reclassify any authorized shares of capital stock of the REIT into Senior Stock, or to create, authorize or issue any obligation or security convertible into or evidencing the right to purchase Senior Stock (the “Parity Preferred Voting Right”).

a.	At any time when the Parity Preferred Voting Right applies, a proper officer of the REIT shall call or cause to be called a special meeting of the Parity Holders by mailing or causing to be mailed to such Parity Holders a notice of such special meeting to be held not fewer than ten nor more than 45 days after the date such notice is given. The record date for determining Parity Holders of the Parity Preferred Stock entitled to notice of and to vote at such special meeting will be the close of business on the third Business Day preceding the day on which such notice is mailed. Notice of all meetings at which Holders of the Series B Preferred Stock shall be entitled to vote will be given to such Holders at their addresses as they appear in the REIT’s transfer records and to Cetera at the address specified herein.
b.	For the avoidance of doubt, Holders of shares of Series B Preferred Stock shall not be entitled to vote with respect to (i) any issuance or increase in the total number of authorized shares of REIT common stock or preferred stock, (ii) any issuance or increase in the number of authorized shares of Series B Preferred Stock or the creation or issuance of any other class or series of capital stock, or (iii) any increase in the number of authorized shares of any other class or series of capital stock, in each case referred to in clause (i), (ii) or (iii) above constituting Parity Preferred Stock or Junior Stock, and in the case of the creation of Parity Preferred Stock that requires such Parity Preferred Stock to vote together with the Series B Preferred Stock as a single class.
c.	Except as set forth in this Paragraph 4, Holders of Series B Preferred Stock shall not have any voting rights with respect to, and the consent of the Holders of Series B Preferred Stock shall not be required for, the taking of any corporate action, regardless of the effect that such corporate action may have upon the powers, preferences, voting power or other rights or privileges of the Series B Preferred Stock.
d.	The foregoing voting provisions of this Paragraph 4, including the Parity Preferred Voting Right, shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series B Preferred Stock shall have been redeemed or called for redemption upon proper notice pursuant hereto and, if being redeemed in cash, sufficient funds in cash shall have been deposited in trust to effect such redemption.
e.	Each share of Series B Preferred Stock shall be entitled to one vote per $1,000.00 of liquidation preference, and each other share of Parity Preferred Stock shall be entitled to one vote per $1,000.00 of liquidation preference.
f.	Except as set forth in this Paragraph 4 with respect to the Parity Preferred Voting Right, Holders of Series B Preferred Stock shall have no voting rights.
5.	So long as any shares of Series B Preferred Stock remain outstanding, the REIT agrees that it will not sell an asset if such sale would cause the REIT to fail to meet the Coverage Requirement, with AFFO for these purposes determined on a reasonable pro forma basis to adjust for the effect of disposing of the subject property, unless such sale is reasonably necessary for the REIT to continue to qualify as a real estate investment trust for federal income tax purposes, as determined by a majority of the independent directors of the REIT’s Board of Directors.
6.	So long as any shares of Series B Preferred Stock remain outstanding, the REIT agrees to (i) conduct a valuation of its assets within twelve months of any previous valuation using the services of a third-party valuation firm reasonably acceptable to Cetera, and will, based on such valuation, publish a per share estimated value for each share of the Series B Preferred Stock in a manner reasonably designed to comply with applicable requirements under FINRA Rule 2310 and NASD Rule 2340 or any similar rule applicable to Cetera, and (ii) provide Cetera within 10 business days of each Quarterly Filing with an internal analysis indicating whether the per share estimated value of Series B Preferred Stock has decreased since the previous valuation based on the use of a third-party valuation firm.

7.	So long as any shares of Series B Preferred Stock remain outstanding, the REIT agrees not to undertake any corporate action intended to or that could be reasonably expected to cause the rights of Holders of Series B Preferred Stock under this Agreement to be terminated or materially adversely affected.
8.	This Agreement will remain in full force and effect regardless of whether Cetera remains a member of the selling group for the Series B Preferred Stock, including by termination of the offering of such shares or otherwise.
9.	In the event Cetera seeks to enforce any provision of this agreement, the REIT shall not assert (1) lack of standing, (2) interference with business relationships, or (3) any claim dependent at least in part on the fact that Cetera is not a holder of the Series B Preferred Stock.
10.	This Agreement shall be governed by the law of the State of Maryland.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

COMPANY:

Bluerock Residential Growth REIT, Inc.,

a Maryland corporation

By:	/s/ Michael L. Konig
Michael L. Konig, COO

CETERA:

CETERA FINANCIAL GROUP, INC.

a Delaware corporation

By:	/s/ Stanley R. Smiley
Stanley R. Smiley, Vice President

200 North Sepulveda Boulevard

Suite 1200

El Segundo, California 90245

APPENDIX A

Cetera Advisors LLC, a Delaware limited liability company

Cetera Advisor Networks LLC, a Delaware limited liability company

Cetera Financial Specialists LLC, a Delaware limited liability company

Cetera Investment Services LLC, a Delaware limited liability company

First Allied Securities, Inc., a New York C corporation

Girard Securities, Inc., a California corporation

Summit Brokerage Services, Inc., a Florida corporation